[SANDERS MORRIS HARRIS GROUP LETTERHEAD]

September 4, 2007

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549-7010

Re:	Sanders Morris Harris Group Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007

File No. 0-30066

Dear Mr. O’Brien

This letter is provided in response to your letter of August 23, 2007, in which you furnished comments with respect to the Annual Report on Form 10-K for the year ended December 31, 2006 filed by Sanders Morris Harris Group Inc. (“SMHG” or the “Company”). Our response and supplemental information is provided following each comment.

Charlotte Capital, p. 26

1.
We note that this impairment was recorded during the second quarter of 2006. It is not clear why your first quarter 2006 Form 10-Q apparently did not contain forewarning disclosure related to an uncertainty over the recoverability of the Charlotte assets. Presumably, the adverse operating results had been ongoing for an extended period and this created a material uncertainty over the recoverability of the Charlotte goodwill. Please note the guidance in Item 303(a)(3) of Regulation S-K, Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification, and SAB 5:P.4.

The Company recognized goodwill impairment charges totaling $4.5 million related to its ownership of Charlotte Capital, a provider of investment management services to a group of primarily institutional clients, during the three months ended June 30, 2006. The principal factor contributing to our decision to record the impairment charge related to the decline in the amount of assets under management to a level that caused the business to become unprofitable. Charlotte Capital’s assets under management declined from $284 million at March 31, 2006 to $173 million at June 30, 2006, primarily due to the loss of one large client during the three months ended June 30, 2006. In order to operate profitably, our opinion was that Charlotte Capital had to retain a minimum level of assets under management of $200 million. As Charlotte Capital’s assets under management exceeded this amount until the first quarter, there was no uncertainty over the recoverability of the Charlotte assets prior to that time.

Mr. Terence O’Brien
September 4, 2007

Results by Segment, P. 27

2.
The disclosure states that there was a $1.5 million gain resulting from the change in value of limited partnership investments during 2006. However, we note that the equity in income of limited partnerships declined 73% in 2006. Please clarify for us why the fair value of these limited partnerships increased in light of the apparent decline in operating results. Such reconciling disclosure should also be provided in future filings so that readers can understand any correlation between the fair value and operating results of these investments.

Equity in income of limited partnerships as reported on the Company’s statement of operations consists of income from two sources: (i) the change in value of limited partnerships that we manage, which is reported in the asset/wealth management segment; and (ii) the change in the value of our direct investments in limited partnerships, which is reported in the corporate support segment. The increase in the value of limited partnerships that we manage totaled $1.5 million during the year ended December 31, 2006, compared to an increase of $7.2 million during the year ended December 31, 2005, a decrease of 79% (that is, the increase was 79% less than the increase previous year). The increase in the value of our direct investments in limited partnerships totaled $728,000 during 2006, compared to an increase of $1.3 million during the 2005 year.

A decline in the level of increase in value results in a decline in the equity in income of limited partnerships. On page 25 under Results of Operations we provided the following disclosure:

“Equity in income of limited partnerships declined to $2.2 million in 2006 from $8.5 million in 2005, principally due to lower increases in the value of securities held in the investment portfolios of the limited partnerships managed by the Company.”

The clarification requested is somewhat misstated. Operating results (equity in income of limited partnerships) declined because the level of increase in value declined, which is what we stated.

In future filings on Form 10-K, the Company will try to clarify the explanation of the relationship between the level of increase in value and equity in income of limited partnerships.

Mr. Terence O’Brien
September 4, 2007

Liquidity and Capital Resources, page 31

3.
We note your discussion of sources and uses of cash on page 32. It appears that the increase in sales of 34% between the years ended December 31, 2006 and 2005 is substantially less that the increase in receivables of 61% between those dates. We further note that the ratio of receivables to quarterly revenue went up from 38% at March 31, 2006 to 71% at March 31, 2007. Please clarify for us the specific reasons for these variances. Also, given the material impact on operating cash flows, in future filings, i) please quantify a relevant receivables turnover ration in MD&A and explain material variances, and ii) please ensure that your discussion of operating cash provides a reasonable sufficient explanation of activity therein. Refer to SEC Release No. 33-8350 for further guidance.

Part I of the comment asks us to explain why receivables increased 61% from December 31, 2005 to December 31, 2006, while revenue increased 34% from the year ended December 31, 2005 to the year ended December 31, 2006. Total receivables include notes receivable from non-related parties that are not associated with or related to the Company’s current period revenue. These notes receivable are primarily bridge loans to provide temporary financing to investment banking clients. Notes receivable from non-related parties increased $3.2 million from $534,000 at December 31, 2005 to $3.7 million at December 31, 2006. Without the increase in notes receivable from non-related parties, total accounts receivable increased 44% from December 31, 2005 to December 31, 2006 compared to an increase in revenue of 34%.

Part II of the comment asks us to explain why the ratio of receivables to quarterly revenue increased from 38% at March 31, 2006 to 71% at March 31, 2007. To continue the answer from Part I of this question, total receivables include notes receivable from non-related parties that are not associated with or related to total revenues of the Company. Total receivables also include receivables from related parties, primarily consisting of advances to unconsolidated related entities to fund operating expenses and notes receivable from employees and consultants representing loans made to induce the employees and consultants to affiliate with the Company. These receivables also are not associated with or related to total revenue of the Company. Notes receivable from non-related parties was $570,000 and receivables from related parties were $5.3 million at March 31, 2006 compared to $3.8 million and $8.4 million, respectively, at March 31, 2007. Also, while revenue in the Company’s investment banking group remained flat from the 2006 quarter to the same quarter in 2007, investment banking receivables increased by $3.7 million from $362,000 at March 31, 2006 to $4.1 million at March 31, 2007. Of that $3.7 million increase, $2.2 million was collected during the first week of April 2007 and a $1.0 million receivable from an advisory transaction is being paid at the rate of $100,000 per month. Adjusting for these three items, the ratio of receivables to quarterly revenues was 23% at March 31, 2006 compared to 35% at March 31, 2007

In future filings on Form 10-K, the Company agrees to (i) quantify the receivable turnover ratio and explain material variances, and (ii) ensure that our discussion of operating cash provides a reasonably sufficient explanation of the activity therein.

Mr. Terence O’Brien
September 4, 2007

Critical Accounting Policies, p. 32

4.
We note the disclosure concerning the not readily marketable securities. This asset is material to both total assets and total equity. We understand that these investments are valued using management’s estimate of fair value at each balance sheet date. In order for readers to assess the accuracy and reliability of such estimates, the disclosure should be expanded in future filings to provide the amounts of realized and unrealized gains and losses recognized on the portfolio of not readily marketable securities during each period presented. The dollar amount of sales from this portfolio in each period should also be disclosed so readers can understand the materiality of realized gains and losses relative to sales proceeds. This information is necessary for readers to understand how much management’s estimates and assumptions have changed in the past and how likely such estimates and assumptions will change in the future. It does not appear that the existing disclosures enable a reader to assess the historical accuracy of these critical accounting estimates. See Section 501.14 of the Financial Reporting Codification. The existing disclosure states that some portion of the $45.4 million asset balance cannot be offered or sold by the company. In future filings, please quantify the amount of assets that cannot be sold so that readers can better understand the materiality of this restriction on the company’s liquidity.

In future filings on Form 10-K, the Company agrees to (i) disclose amounts of realized and unrealized gains and losses recognized on the non-marketable securities portfolio, (ii) quantify the sales of non-marketable investments, and (iii) quantify the amount of assets that cannot be sold.

Statements of Cash Flows, p. 41

5.
In future filings, please separately disclose purchases and sales of securities owned. See the guidance in paragraphs 22, 23, and 147 of SFAS 95 and paragraphs 29 and 30 of SFAS 102. See also paragraph 25 of SFAS 111.

The Company respectfully requests the Commission to reconsider its position regarding the separate disclosure of purchases and sales of securities owned in our statement of cash flows. The Company notes that its netting of purchases and sales of securities owned on the statement of cash flows is consistent with industry guidance. This presentation conforms to the illustrative financial statement presentation in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. This presentation is prevalent industry practice and the Company’s peers report purchases and sales of securities owned on a net basis. We believe that this consistent presentation enhances comparability of the Company’s financial statements with those of our peers. The following companies are a representative sample of our peers that report purchases and sales of securities owned on a net basis in conformity with the AICPA Audit Guide: SWS Group, Inc; Thomas Weisel Partners Group, Inc.; Stifel Financial Corp.; First Albany Companies Inc.; The Ziegler Companies, Inc.; and Raymond James Financial, Inc.

Mr. Terence O’Brien
September 4, 2007

Note 4, p.49

6.
We note that your additions charged to cost and expenses and charge off of receivables during 2006 were $836,000 and $1,121,000, respectively, as compared to $248,000 and $212,000, respectively, during 2005. Bad debt expense appears material to net income. We also note that the allowance as a percentage of receivables has decreased from 2.8% in 2005 to 0.8% in 2006. In light of the significant activity during 2006 and 2007, please explain in MD&A any material changes in this ratio in future filings.

In future filings on Form 10-K, the Company agrees to explain in MD&A any material changes in the ratio of allowance for doubtful accounts to receivables.

Note 19, p. 61

7.
In future filings, please disclose any geographic, economic, or industry concentrations within the company’s securities portfolio. If no such concentrations exist, then please confirm that fact in your response letter.

In future filings on Form 10-K, the Company agrees to disclose any geographic, economic, or industry concentrations within the Company’s securities portfolio.

In connection with our responses to your comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses, please call me at 713-993-4614.

Very truly yours

Sanders Morris Harris Group Inc.

/s/ Rick Berry
Rick Berry
Chief Financial Officer

CC:	Ms. Jenn Do Mr. Al Pavot